DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of The Providence Service Corporation (the “Company”) capital stock is based upon the Company’s Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and the Company’s Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to the Certificate of Incorporation and the s Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read the Company’s Certificate of Incorporation, Bylaws and the applicable provisions of the General Corporation Law of Delaware for additional information.

Unless otherwise indicated or the context otherwise requires, in this Exhibit, references to “Providence,” the “Company,” “we,” “us” and “our” mean The Providence Service Corporation and its consolidated subsidiaries.

Authorized Shares of Capital Stock

The aggregate number of shares which the Company has authority to issue is 50,000,000 shares of capital stock, comprised of 40,000,000 shares of common stock of a par value of $0.001 per share (“Common Stock”), and 10,000,000 shares of preferred stock of a par value of $0.001 per share (of which the Company has designated 805,000 shares as Series A Convertible Preferred Stock of a par value of $0.001 (“Series A Preferred Stock”)).
Our Common Stock is listed on The NASDAQ Global Select Market (“NASDAQ”), under the symbol “PRSC”.

Common Stock

Voting Rights: Pursuant to the Certificate of Incorporation, each holder of record of Common Stock shall have the right to one vote for each share of Common Stock registered in their name on the books of the Corporation on all matters submitted to a vote of stockholders except as the right to exercise such vote may be limited by the provisions of the Certificate of Incorporation or of any class or series of preferred stock established thereunder. The holders of Common Stock do not have cumulative voting rights.

Dividends: Pursuant to the Certificate of Incorporation, the holders of Common Stock will be entitled to such dividends as may be declared by the Board of Directors from time to time, provided that required dividends, if any, on the Series A Preferred Stock have been paid or provided for.

Liquidation or Dissolution: Upon our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding.

Rights and Preferences: Our holders of Common Stock have no preemptive rights to purchase shares of our stock. The issued and outstanding shares of our Common Stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our Common Stock are, and the shares of Common Stock to be issued upon conversion of the Series A Preferred Stock will be, upon payment therefor, fully paid and non-assessable. The rights, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our preferred stock outstanding at any time.

Anti-takeover considerations and special provisions of Delaware law, our certificate of incorporation and our bylaws

Preferred stock

Our board of directors may from time to time authorize the issuance of up to an additional 9,195,000 shares of preferred stock in one or more classes or series without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise

Delaware anti-takeover law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15.0% or more of our outstanding voting stock or any of our affiliates or associates who owned 15.0% or more of our outstanding voting stock at any time within the past three years (either otherwise known as an interested stockholder);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder;
for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10.0% of our assets.

However, the above provisions of Section 203 do not apply if:

•	prior to the date of the business combination with the interested stockholder, our board of directors approved the transaction that made the stockholder an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors and those owned under certain employee stock plans; or
•
on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Certificate of incorporation and bylaws

A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Classified board of directors. Our certificate of incorporation divides our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause. These provisions in our certificate of incorporation may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors, because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors.

Meetings of stockholders. Our bylaws provide that annual meetings of our stockholders will take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by the chairman of the board, the board of directors or our president, and shall be called by the chairman of the board, our president or our secretary upon written request of stockholders holding at least 50.0% of our outstanding shares entitled to vote at such meeting.

Filling of board vacancies. Vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office. Each person so appointed will hold office until his or her successor has been duly elected or qualified, or until his or her earlier resignation, removal or disqualification.

Amendment of the bylaws. Our bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our bylaws which has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least a majority of the voting power of our then outstanding shares of capital stock entitled to vote at any duly convened annual or special meeting of the stockholders, in addition to any other approval which is required by law, the certificate of incorporation, bylaws or otherwise.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware General Corporation Law. Our certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain exceptions. We maintain directors’ and officers’ insurance for our directors, officers and some employees for specified liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer agent and registrar

Computershare Investor Services, LLC is the transfer agent and registrar for our common stock.

Series A Convertible Preferred Stock

Designation. 805,000 shares of our 10,000,000 authorized preferred stock have been designated as Series A Convertible Preferred Stock. Our Series A Preferred Stock has not been registered under Section 12 of the Exchange Act.